================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                               Aradigm Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    038505103
                                 (CUSIP Number)

                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 22, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  Page 1 of 14

-------------------                                          -------------------
CUSIP NO. 038505103                  13D                     PAGE 2 OF 14 PAGES
-------------------                                          -------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Eugene A. Trainor III
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          9,556,719 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     9,556,719 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,556,719 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)[_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.1 %
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP NO. 038505103                  13D                     PAGE 3 OF 14 PAGES
-------------------                                          -------------------

                                  Schedule 13D

Item 1.    Security and Issuer.
           -------------------

     This statement relates to the common stock, no par value (the "Common Stock"), of Aradigm Corporation (the "Issuer") having its principal executive office at 3929 Point Eden Way, Hayward, CA 94545.

Item 2.    Identity and Background.
           -----------------------

     This statement is being filed by New Enterprise Associates 10, Limited Partnership ("NEA 10"), NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of NEA 10, and Messrs. Stewart Alsop ("Alsop"), M. James Barrett ("Barrett"), Peter J. Barris ("Barris"), Robert T. Coneybeer ("Coneybeer"), Nancy L. Dorman ("Dorman"), Ronald H. Kase ("Kase"), C. Richard Kramlich ("Kramlich"), Thomas C. McConnell ("McConnell"), Peter T. Morris ("Morris"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor") (collectively, the "General Partners"). The General Partners are the individual general partners of NEA Partners 10. NEA 10, NEA Partners 10 and the General Partners are sometimes referred to collectively herein as the "Reporting Persons".

     TRAINOR WAS ADMITTED AS A GENERAL PARTNER OF NEA PARTNERS 10, LIMITED
     ---------------------------------------------------------------------
PARTNERSHIP ON APRIL 22, 2002, WHICH IS THE REASON FOR FILING THIS AMENDMENT NO.
--------------------------------------------------------------------------------
                               1 TO SCHEDULE 13D.
                               ------------------

     The address of the principal business office the Reporting Persons is New Enterprise Associates, 1119 St. Paul Street, Baltimore, MD 21202.

     The principal business of NEA 10 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 10. The principal business of each of the General Partners is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of NEA 10 and NEA Partners 10 is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

     The Reporting Persons have previously filed a Schedule 13-G reporting the transaction, occurring on August 21, 2001, in which they acquired the Record Shares, as defined below.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

     NEA 10 purchased 2,489,585 shares (the "Record Shares") of Common Stock from the Issuer in a private transaction on August 21, 2001 for a total purchase price of $9,958,340.00. The working capital of NEA 10 was the source of the funds for the purchase. No part of the purchase price paid by NEA 10 was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Record Shares. In connection with the purchase of the Record Shares, NEA 10 also received a warrant to purchase 248,958 shares (the "Initial Warrant Shares") of Common Stock which warrant is presently immediately exercisable.

-------------------                                          -------------------
CUSIP NO. 038505103                  13D                     PAGE 4 OF 14 PAGES
-------------------                                          -------------------

     NEA 10 purchased 1,033,057 shares (the "Preferred Shares") of Series
A Convertible Preferred Stock (the "Preferred Stock") from the Issuer in a private transaction on December 14, 2001 for a total purchase price of $24,999,979.40; which Preferred Shares are convertible into an aggregate of 4,132,228 shares of Common Stock within 60 days of December 14, 2001. The working capital of NEA 10 was the source of the funds for the purchase. No part of the purchase price paid by NEA 10 was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Preferred Shares. In connection with the purchase of the Preferred Shares, NEA 10 also received a warrant to purchase 2,685,948 shares (the "Additional Warrant Shares" and together with the Initial Warrant Shares, the "Warrant Shares") of Common Stock which warrant is exercisable within 60 days of December 14, 2001.

Item 4.    Purpose of Transaction.
           ----------------------

     NEA 10 acquired the Record, Preferred and Warrant Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 10 may dispose of or acquire additional shares of Common Stock. John M. Nehra, a limited partner of NEA Partners 10, is a member of the Board of Directors. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

           (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) Any material change in the present capitalization or dividend policy of the Issuer;

           (f) Any other material change in the Issuer's business or corporate structure;

           (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                     Section 12(g)(4) of the Securities Exchange Act of 1934; or

           (j)       Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) NEA 10 is the record owner of 2,489,585 shares of Common Stock, the Record Shares. As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the Record Shares. As the individual general partners of NEA Partners 10, each of the General Partners also may be deemed to own beneficially the Record Shares.

-------------------                                          -------------------
CUSIP NO. 038505103                  13D                     PAGE 5 OF 14 PAGES
-------------------                                          -------------------

                     NEA 10 is the record owner of 1,033,057 shares of Preferred Stock, the Preferred Shares. As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the Preferred Shares. As the individual general partners of NEA Partners 10, each of the General Partners also may be deemed to own beneficially the Preferred Shares.

                     NEA 10 holds warrants to purchase 2,934,906 shares of Common Stock which warrants are exercisable within 60 days of December 14, 2001. As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the Warrant Shares. As the individual general partners of NEA Partners 10, each of the General Partners also may be deemed to own beneficially the Warrant Shares.

                     Each Reporting Person may be deemed to own beneficially 26.1% of the Common Stock of the Issuer, which percentage is calculated based upon 29,543,883 shares of Common Stock reported to be outstanding by the Issuer as of February 28, 2002, as adjusted pursuant to Rule 13d-3(d)(1). Each of the Reporting Persons, except NEA 10, disclaims beneficial ownership of the Record, Preferred and Warrant Shares.

      TRAINOR WAS ADMITTED AS A GENERAL PARTNER OF NEA PARTNERS 10, LIMITED
      ---------------------------------------------------------------------
PARTNERSHIP ON APRIL 22, 2002, WHICH IS THE REASON FOR FILING THIS AMENDMENT NO.
--------------------------------------------------------------------------------
                               1 TO SCHEDULE 13D.
                               ------------------

           (b)       Regarding the number of shares as to which such person has:

                     (i)   sole power to vote or to direct the vote:

                           0 shares for each Reporting Person.

                     (ii)  shared power to vote or to direct the vote:

                           9,556,719 shares for each Reporting Person.

                     (iii) sole power to dispose or to direct the disposition:

                           0 shares for each Reporting Person.

                     (iv)  shared power to dispose or to direct the disposition:

                           9,556,719 shares for each Reporting Person.

           (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Record, Preferred or Warrant Shares during the last 60 days.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record, Preferred or Warrant Shares beneficially owned by any of the Reporting Persons.

           (e)       Not Applicable.

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect
           -------------------------------------------------------------------
           to Securities of the Issuer.
           ---------------------------
           Not applicable

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

           Exhibit 2 - Powers of Attorney regarding Schedule 13D filings.

-------------------                                          -------------------
CUSIP NO. 038505103                  13D                     PAGE 6 OF 14 PAGES
-------------------                                          -------------------

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

           Exhibit 2 - Powers of Attorney regarding Schedule 13D filings.

-------------------                                          -------------------
CUSIP NO. 038505103                  13D                     PAGE 7 OF 14 PAGES
-------------------                                          -------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      April 25, 2002


NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By:        NEA PARTNERS 10, LIMITED PARTNERSHIP
           General Partner


           By:         *
              ----------------------------------------
                 Nancy L. Dorman
                 General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


           By:         *
              ----------------------------------------
                 Nancy L. Dorman
                 General Partner


         *
-------------------------------------
Stewart Alsop


         *
-------------------------------------
M. James Barrett


         *
-------------------------------------
Peter J. Barris


         *
-------------------------------------
Robert T. Coneybeer


         *
-------------------------------------
Nancy L. Dorman


         *
-------------------------------------
Ronald H. Kase

-------------------                                          -------------------
CUSIP NO. 038505103                  13D                     PAGE 8 OF 14 PAGES
-------------------                                          -------------------

         *
-------------------------------------
C. Richard Kramlich


         *
-------------------------------------
Thomas C. McConnell


         *
-------------------------------------
Peter T. Morris


         *
-------------------------------------
Charles W. Newhall III


         *
-------------------------------------
Mark W. Perry


         *
-------------------------------------
Scott D. Sandell


         *
-------------------------------------
Eugene A. Trainor III





                                              */s/ Louis S. Citron
                                              --------------------------------
                                              Louis S. Citron
                                              As attorney-in-fact

-------------------                                          -------------------
CUSIP NO. 038505103                  13D                     PAGE 9 OF 14 PAGES
-------------------                                          -------------------

                                                                       EXHIBIT 1

                                    AGREEMENT

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Aradigm Corporation

     EXECUTED this 25th day of April, 2002.

NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By:        NEA PARTNERS 10, LIMITED PARTNERSHIP
           General Partner


           By:         *
           -------------------------------------------
           Nancy L. Dorman
           General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


           By:         *
           -------------------------------------------
           Nancy L. Dorman
           General Partner


         *
-------------------------------------
Stewart Alsop


         *
-------------------------------------
M. James Barrett


         *
-------------------------------------
Peter J. Barris


         *
-------------------------------------
Robert T. Coneybeer


         *
-------------------------------------
Nancy L. Dorman


         *
-------------------------------------
Ronald H. Kase

-------------------                                          -------------------
CUSIP NO. 038505103                  13D                     PAGE 10 OF 14 PAGES
-------------------                                          -------------------


         *
-------------------------------------
C. Richard Kramlich


         *
-------------------------------------
Thomas C. McConnell


         *
-------------------------------------
Peter T. Morris


         *
-------------------------------------
Charles W. Newhall III


         *
-------------------------------------
Mark W. Perry


         *
-------------------------------------
Scott D. Sandell


         *
-------------------------------------
Eugene A. Trainor III



                                              /s/ Louis S. Citron
                                              ------------------------------
                                              Louis S. Citron
                                              As attorney-in-fact



This Schedule 13D was executed by Louis S. Citron pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13D filing Aradigm Corporation and said Power of Attorney is incorporated herein by reference and a copy of which is attached as Exhibit 4.

-------------------                                          -------------------
CUSIP NO. 038505103                  13D                     PAGE 11 OF 14 PAGES
-------------------                                          -------------------

                                                                       EXHIBIT 2

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of January, 2001.

                                     /s/ Stewart Alsop II
                                     ----------------------------------------
                                     Stewart Alsop II


                                     /s/ Peter J. Barris
                                     ----------------------------------------
                                     Peter J. Barris


                                     /s/ Robert T. Coneybeer
                                     ----------------------------------------
                                     Robert T. Coneybeer


                                     /s/ Nancy L. Dorman
                                     ----------------------------------------
                                     Nancy L. Dorman


                                     /s/ Ronald Kase
                                     ----------------------------------------
                                     Ronald Kase


                                     /s/ C. Richard Kramlich
                                     ----------------------------------------
                                     C. Richard Kramlich


                                     /s/ Arthur J. Marks
                                     ----------------------------------------
                                     Arthur J. Marks


                                     /s/ Thomas C. McConnell
                                     ----------------------------------------
                                     Thomas C. McConnell

-------------------                                          -------------------
CUSIP NO. 038505103                  13D                     PAGE 12 OF 14 PAGES
-------------------                                          -------------------


                                     /s/ Peter T. Morris
                                     ----------------------------------------
                                        Peter T. Morris


                                     /s/ John M. Nehra
                                     ----------------------------------------
                                     John M. Nehra


                                     /s/ Charles W. Newhall III
                                     ----------------------------------------
                                     Charles W. Newhall III


                                     /s/ Mark W. Perry
                                     ----------------------------------------
                                     Mark W. Perry


                                     /s/ Scott D. Sandell
                                     ----------------------------------------
                                     Scott D. Sandell

-------------------                                          -------------------
CUSIP NO. 038505103                  13D                     PAGE 13 OF 14 PAGES
-------------------                                          -------------------

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 19th day of October, 2001.


                                              /s/ Michael James Barrett
                                              -------------------------------
                                              Michael James Barrett

-------------------                                          -------------------
CUSIP NO. 038505103                  13D                     PAGE 14 OF 14 PAGES
-------------------                                          -------------------

                                POWER OF ATTORNEY

           KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III and Louis S. Citron, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

           IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 21st day of April, 2002.


                                              /s/ Eugene A. Trainor III
                                              -------------------------------
                                              Eugene A. Trainor III